SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Crossroads Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D209
(CUSIP Number)

March 28, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765D209	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 395,885 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 395,885 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,885 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.65%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 22765D209	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Revelation Cayman Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 153,177 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 153,177 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,177 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.29%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 22765D209	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 22765D209	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,062 shares of Common Stock 164,062 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 22765D209	13G/A	Page 6 of 9 Pages

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on October 11, 2011 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2012 and Amendment No. 2 filed on February 12, 2013 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.001 (the "Common Stock"), of Crossroads Systems, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Revelation Special Situations Fund Ltd (the "Bermuda Fund"), with respect to the Common Stock (as defined below) directly held by it;

(ii)	Revelation Cayman Fund Ltd (the "Cayman Fund" and together with the Bermuda Fund, the "Funds"), with respect to the Common Stock directly held by it;

(iii)	Revelation Capital Management Ltd ("Revelation"), which serves as the investment manager of the Funds, with respect to the Common Stock directly held by the Funds; and

(iv)	Chris Kuchanny ("Mr. Kuchanny"), which serves as Director of the Bermuda Fund and Chairman and Chief Investment Officer of Revelation, with respect to the Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Bermuda Fund, Revelation and Mr. Kuchanny is Canon’s Court, 22 Victoria Street, Hamilton HM 11, Bermuda. The address of the business office of the Cayman Fund is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2(c)	CITIZENSHIP:

Each of the Bermuda Fund and Revelation is a Bermuda exempted company. The Cayman Fund is a Cayman Islands exempted company. Mr. Kuchanny is a United Kingdom citizen.

CUSIP No. 22765D209	13G/A	Page 7 of 9 Pages

Item 4.	OWNERSHIP.
The information required by Items 4(a) - (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 11,836,895 shares of Common Stock issued and outstanding as of March 22, 2013, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 15, 2013 and assumes the exercise of the warrants reported herein.

The Funds and the Funds' investment manager, Revelation, share voting and dispositive power over the shares held directly by each of the Funds. Mr. Kuchanny, as a principal of Revelation, shares voting and dispositive power over the shares reported by it. Each of Revelation and Mr. Kuchanny disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

CUSIP No. 22765D209	13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 23, 2013

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAYMAN FUND LTD
By: Revelation Capital Management Ltd

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny

CUSIP No. 22765D209	13G/A	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: April 23, 2013

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAYMAN FUND LTD
By: Revelation Capital Management Ltd

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny